Exhibit 99.1

MEDIA RELEASE

June 11, 2024

Algoma Steel Appoints Erin Oliver as

Vice President—Health and Safety

SAULT STE. MARIE, Ontario, June 11, 2024 – Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, announced today that it has appointed Erin Oliver in a newly created role of Vice President—Health and Safety. Erin will report to CEO Mike Garcia and sit on the Company’s senior leadership team.

Originally from Sault Ste. Marie, Erin is a seasoned Health and Safety professional with over 25 years of experience and a proven track record in enhancing safety culture across sectors including construction, health care, forestry and manufacturing. During her tenure at a Canada-wide mechanical and electrical contracting firm, she helped drive significant improvements in health and safety standards, earning her multiple awards for leadership in safety excellence.

“I am excited to welcome Erin to the leadership team at a critical time in Algoma’s transformation to become a North American leader in green steel, said Michael D. Garcia, Algoma’s Chief Executive Officer. “Erin brings a depth of experience and expertise in building robust safety-first cultures and her appointment to our leadership team in this new role speaks to our ongoing commitment and investment in safety to ensure that safety is front and centre in all we do.”

Commenting on her appointment, Ms. Oliver said, “I am excited to return to Sault Ste. Marie and join a company that cares deeply about its people and recognizes the need to continuously invest, learn and enhance safety practices. I look forward to working with the existing health and safety team to advance the great work already underway.”

Algoma Steel Inc. |  105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 |  T: 705-945-2351 F: 705-945-2203 |  algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

About Algoma Steel Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. Driven by a purpose to build better lives and a greener future, Algoma is positioned to deliver responsive, customer-driven product solutions to applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in North America and is the only producer of discrete plate products in Canada. Its state-of-the-art Direct Strip Production Complex (“DSPC”) is one of the lowest-cost producers of hot rolled sheet steel (HRC) in North America.

Algoma is on a transformation journey, modernizing its plate mill and adopting electric arc technology that builds on the strong principles of recycling and environmental stewardship to significantly lower carbon emissions. Today Algoma is investing in its people and processes, working safely, as a team to become one of North America’s leading producers of green steel.

As a founding industry in their community, Algoma is drawing on the best of its rich steelmaking tradition to deliver greater value, offering North America the comfort of a secure steel supply and a sustainable future as your partner in steel.

Communications contact:

Laura Devoni

Director – Strategy, Corporate Affairs & Sustainability

Algoma Steel Inc.

Tel: 1.705.255.1202

E-mail: Laura.Devoni@algoma.com

Algoma Steel Inc. |  105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 |  T: 705-945-2351 F: 705-945-2203 |  algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

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